Exhibit 99.1
                               PREMIER FOODS PLC
                  THIRD QUARTER RESULTS TO 30TH SEPTEMBER 2002
                                  (UNAUDITED)

LONDON 14TH NOVEMBER: Premier Foods today announces third quarter results for 2002 with sales up 9.6% at (pound)216.1m and EBITDA of (pound)23.9m, an increase of 29.2% over the comparable period last year. For the nine months to 30th September 2002, sales were (pound)647.7m and EBITDA (pound)64.8m, increases of 3.2% and 23.7%, respectively.

Excluding the contribution from the recent acquisition of the Nestle UK ambient foods business ("Nestle"), sales in the third quarter declined by 1.8% to (pound)193.5m, though EBITDA, at (pound)19.6m, was (pound)1.1m or 5.9% ahead of the same period in 2001. This increase is after charging an additional (pound)3.8m marketing investment on our key beverages and preserves brands. For the nine months to 30th September 2002, EBITDA at (pound)58.7m was (pound)6.3m or 12.0% ahead of the first nine months of 2001 on sales 1.9% lower.

NESTLE
Trading in the third quarter, for the acquired business, has been in line with expectations with net sales of (pound)22.6m and EBITDA of (pound)4.3m. Since the acquisition at the end of May 2002, Nestle has contributed net sales of (pound)31.8m and EBITDA of (pound)6.1m. The integration of the business is progressing well with all elements of the acquired business now operating on Premier Foods' systems. The review of the manufacturing platform, to ensure maximisation of the potential synergies should be completed in the fourth quarter.

TRADING REVIEW
Turnover, excluding the Nestle and potato businesses, at (pound)162.4m for the third quarter and (pound)498.5m for the first nine months, was broadly level with last year.

Our chocolate beverages business continued to perform well with sales for the first nine months 4% ahead of last year. Trading by our tea business continued to follow the same pattern as earlier in the year with sales of Typhoo tea through the major multiples some 9% ahead in the first nine months, offset by a reduction in sales through other channels, as management have exited underperforming contracts. The own label tea market is proving very competitive at the current time as competitors chase volume to utilise excess upstream capacity. However, gross margin after marketing continued to run some 6 percentage points higher than the same period last year.


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PREMIER FOODS PLC
THIRD QUARTER RESULTS TO 30TH SEPTEMBER 2002

Positive mix and margin changes and manufacturing efficiencies in our canned foods, pickles and sauces business continue to offset volume losses. Sales in the first nine months, excluding Nestle, were (pound)10.4m or 4% below last year, though contribution was held flat through branded sales growth of 3% and further productivity improvements. One element of this branded growth was from our Loyd Grossman range of cooking sauces, which were (pound)9.2m in the first nine months of the year, an increase of 29% compared to the same period last year. As part of our ongoing efficiency program we recently announced the closure of our North Walsham canning plant and we are consolidating its production into our plants at Long Sutton and Wisbech.

The fragmented preserves sector remains very competitive. However, the launch of Hartley's Best with a new marketing campaign has been well received by the trade and has enhanced our margin position, although we have yet to achieve the targeted levels of distribution and sales. The synergistic benefits of the Nelsons acquisition are now being fully realised.

Gross margin after marketing for the grocery businesses has improved to 17.3% in the first nine months of 2002 from 16.3% in the same period last year. The increased margin is after an increase in marketing investment of (pound)5.2m in the first nine months. This increase has been targeted at our higher margin branded businesses, particularly tea and chocolate beverages. The increase in margin is supported by manufacturing efficiency improvements and the exit from underperforming contracts

Our potato business continues to achieve results ahead of last year. The average market price of potatoes in the first nine months has been 16% below that of the same period last year. However, the resultant decrease in sales value has only marginally impacted on the contribution from the division. The volume of potatoes sold in the first nine months is 14% up on the same period in 2001 with the contribution to group profits up 11%.

Operating profits before exceptional items at (pound)17.1m for the third quarter were 18.8% ahead of last year and at (pound)47.7m for the nine months to 30th September 2002, were 18.1% ahead of last year. Excluding the Nestle acquisition, operating profits before exceptional items at (pound)44.2m for the first nine months were 9.1% ahead of the same period last year.

Robert Schofield, Premier Foods' Chief Executive, said

"I am pleased to report that our brand strategy continues to generate positive returns and enhance the quality of our earnings, while the benefits of the manufacturing restructuring continue to flow through. The Nestle operation is now operating on Premier Foods' systems platform and the marketing and sales teams have been fully integrated. Our focus now is on leveraging the significant synergies available to us, both in respect of the manufacturing platform and the product portfolio.

"We remain on track to achieve our 2002 targets. The food manufacturing sector remains highly competitive, but with the quality of our brands and people and the scale of our business, I am confident that we will continue to grow and develop Premier Foods."

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PREMIER FOODS PLC
THIRD QUARTER RESULTS TO 30TH SEPTEMBER 2002

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

"EBITDA", A NON-STATUTORY MEASURE OF OPERATING PERFORMANCE, IS DEFINED HEREIN, IN RESPECT OF ANY PERIOD, AS THE CONSOLIDATED OPERATING PROFITS BUT BEFORE:
OPERATING, NON-OPERATING AND EXCEPTIONAL ITEMS; THE AMORTISATION OF GOODWILL AND OTHER INTANGIBLE ASSETS, DEPRECIATION, NET INTEREST CHARGES AND ANY OTHER NON-CASH INCOME AND NON-CASH CHARGES.


ENQUIRIES:
----------
Paul Thomas
Finance Director
+44-(0)-1727 815850